                                                             Filed pursuant to
                                                                Rule 424(b)(3)
                                                                    333-178886


        REGISTERED FIXED ACCOUNT OPTION FOR USE WITH ANNUITY CONTRACTS
                      SUPPLEMENT DATED SEPTEMBER 20, 2013
     TO THE REGISTERED FIXED ACCOUNT OPTION FOR USE WITH ANNUITY CONTRACTS
                        PROSPECTUS DATED APRIL 30, 2012

The following information describes changes to the Registered Fixed Account Option prospectus issued by MetLife Insurance Company of Connecticut, dated April 30, 2012 (the "Prospectus") that become effective as of the close of the New York Stock Exchange on October 4, 2013. This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Prospectus. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the Prospectus. It should be read in its entirety and kept together with Your Prospectus for future reference. If You have any questions or would like a copy of the Prospectus, please contact Us at 1-800-842-9406, or write Us at MetLife Insurance Company of Connecticut, 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

1. Substitute the following title for "For Contracts Issued in Every State Expect New York:" on page 10:

   "For Contracts Issued in Every State Except New York and Connecticut:"


2. Add the following section after the section now titled "For Contracts Issued in Every State Except New York and Connecticut:"

For Contracts Issued in Connecticut as of the close of the New York Stock Exchange on October 4, 2013:

If, as of the date of discontinuance, the Market Adjusted Value is less than the Cash Value of the Registered Fixed Account Option and R1 is greater than R0, We will pay the Contract Owner, in a lump sum, the Market Adjusted Value of the Fixed Account less amounts deducted upon surrender within 60 days of the date of discontinuance.

If, as of the date of discontinuance, the Market Adjusted Value is less than the Cash Value of the Registered Fixed Account Option and R1 is less than or equal to R0, We will pay the Contract Owner the Cash Value of the Registered Fixed Account Option in installments over a 5-year period. Interest will be credited to the remaining Cash Value of the Registered Fixed Account Option during this installment period at a fixed effective annual interest rate not less than the minimum rate permitted under Connecticut state law. The first payment will be made no later than 60 days following the Contract Owner's request for surrender or Our written notification of Our intent to discontinue the Contract. The remaining payments will be mailed on each anniversary of the discontinuance date for four years. During that period, no additional surrenders are allowed.

If, as of the date of discontinuance, the Market Adjusted Value is greater than or equal to the Cash Value of the Registered Fixed Account Option, We will pay the Contract Owner the Cash Value of the Registered Fixed Account Option in installments over a 5-year period. Interest will be credited to the remaining Cash Value of the Registered Fixed Account Option during this installment period at a fixed effective annual interest rate not less than the minimum rate permitted under Connecticut state law. The first payment will be made no later than 60 days following the Contract Owner's request for surrender or Our written notification of Our intent to discontinue the Contract. The remaining payments will be mailed on each anniversary of the discontinuance date for four years. During that period, no additional surrenders are allowed.

Book 29                                                      September 20, 2013